                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         H.E.R.C. Products, Incorporated
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   4041651021
                                  ------------
                                 (CUSIP Number)

Mr. Lance Laifer                           Gerald Adler
Laifer Capital Management, Inc.            Swidler Berlin Shereff Friedman, LLP
Hilltop Partners, L.P.                     405 Lexington Avenue
450 Seventh Avenue., Suite 1604            New York, New York 10174
New York, New York 10123 (212) 268-8048    (212) 973-0111
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 9, 2001
                                 ---------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________
CUSIP No. 4041651021                  13D                   Page 2  of 8  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Hilltop Partners, L.P.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                    1,664,616
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        0

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    1,664,616
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            0


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,664,616


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.2%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     PN


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8

                                  SCHEDULE 13D
________________________________________________________________________________
CUSIP No. 4041651021                  13D                   Page 3  of 8  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Laifer Capital Management, Inc.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                    2,185,316
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        0

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    2,185,316
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            1,190,200


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,375,516


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     28.7%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO, IA


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8

                                  SCHEDULE 13D
________________________________________________________________________________
CUSIP No. 4041651021                  13D                   Page 4  of 8  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Lance Laifer


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


________________________________________________________________________________
               7    SOLE VOTING POWER
                    2,185,316
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        0

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    2,185,316
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            1,190,200


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,375,516


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     28.7%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8

                          SCHEDULE 13D AMENDMENT NO. 4
                         H.E.R.C. PRODUCTS INCORPORATED

         This Amendment No. 4 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of April 7, 1998 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (the "Reporting Persons"), Amendment No. 1 to the Schedule 13D relating to the event date of May 26, 1998, Amendment No. 2 to the Schedule 13D relating to the event date of June 5, 1998 and Amendment No. 3 to the Schedule 13D relating to the event date of February 12, 2001, each relating to the common stock, par value $.01 per share (the "Common Stock"), of H.E.R.C. Products Incorporated (the "Issuer"). The above-referenced Statement on Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D and Amendment No. 3 to the Schedule 13D are collectively referred to herein as the "Schedule 13D." The Issuer is located at 2215 West Melinda Lane, Suite A, Phoenix, AZ 85017. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the
Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                  (a) Hilltop is the beneficial owner of 1,664,616 shares (14.2%) of the Common Stock.

         Laifer Capital Management, Inc. is the beneficial owner of 3,375,516 shares (28.7%) of Common Stock. The 3,375,516 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

                  (i) 1,664,616 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described above; and

                  (ii) 1,710,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505 and (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson and Offshore are collectively referred to herein as the "Clients").

                  Lance Laifer, as President, sole director and principal stockholder of Laifer Capital Management, Inc. is the beneficial owner of the 3,375,516 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 11,737,633 outstanding shares of Common Stock on March 15, 2001 as reported in the Issuer's Annual Report on Form 10-KSB for the period ended December 31, 2000.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 1,664,616 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 1,664,616 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 520,700 shares of Common Stock owned by Offshore. Laifer Capital Management, Inc. shares with Wolfson the power to dispose and direct the disposition of the 1,190,200 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson. Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

                  (c) This amendment is filed solely to report the cancellation of two trades previously reported: (i) the sale by Hilltop of 90,000 shares on December 29, 2000 and (ii) the sale by Offshore of 125,000 shares on January 30, 2001.

                  (d)      Not applicable.

                  (e)      Not applicable.

Signature
---------
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2001

                                   HILLTOP PARTNERS, L.P.

                                   By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                        as General Partner

                                   By:  /s/ Lance Laifer
                                        ---------------------------------------
                                        Lance Laifer, President

                                   LAIFER CAPITAL MANAGEMENT, INC.


                                   By:  /s/ Lance Laifer
                                        ---------------------------------------
                                        Lance Laifer, President


                                        /s/ Lance Laifer
                                        ---------------------------------------
                                        LANCE LAIFER